Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Closing of Sale and Issuance of

Convertible Corporate Bonds to Kufu Company Inc.

New York/December 29, 2022 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced that it had closed its previously announced sale and issuance (the “Transaction”) of JPY500,000,000 aggregate principal amount of the Company’s convertible corporate bonds (the “Bonds”) due 2027, pursuant to that certain First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Purchase Agreement”) dated December 9, 2022, entered into with Kufu Company Inc., a corporation organized under the laws of Japan, as bond holder and purchaser (the “Bond Holder”).

Upon closing of the Transaction (the “Closing”), the Bonds were issued to the Bond Holder under the Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company (the “Indenture”) pursuant to the Companies Act of Japan. The Company intends to use the net proceeds from the sale of the Bonds to continue developing MOTHER Bracelet®, analyze data obtained by MOTHER Bracelet®, and for other purposes to be agreed upon between the Company and the Bond Holder. The Company has not determined the amount of proceeds to be used specifically for the foregoing purposes.

In connection with the Transaction, the Company and the Bond Holder also entered into the previously announced Capital Alliance Agreement (the “Capital Alliance Agreement”), which became effective upon the Closing.

“This transaction further strengthens Medirom’s financial position. For more growth opportunities, we move forward with the alliance with Kufu,” said Mr, Kouji Eguchi, CEO of the Company.

For additional information regarding the Transaction, the Purchase Agreement, the Indenture, and the Capital Alliance Agreement, see the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 9, 2022.

The Bonds were issued and sold, and the common shares, no par value, of the Company (the “Common Shares”) issuable upon the conversion of the Bonds may be issued, outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the Common Shares issuable upon the conversion of the Bonds, and any American Depositary Shares of the Company (the “ADSs”) that may represent such Common Shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Bonds, the Common Shares issuable upon the conversion of the Bonds, or any ADSs that may represent such Common Shares issuable upon the conversion of the Bonds, nor will there be any sale of the Bonds, such Common Shares, or such ADSs in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 312 (as of November 30, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

About Kufu Company Inc.

Kufu Company Inc. is a holding company of Kufu group companies. Kufu group companies mainly conduct “Daily Life Business” such as providing shopping information and lifestyle information, and “Life Event Business” such as providing home and estate information and wedding information. Kufu group supports all users at every aspect from “Daily Life” to “Life Event” under the concept of “user first”. Kufu group provides information and the service optimized in a sphere of life and the community of individual users.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■ Contacts

Investor Relations Team

ir@medirom.co.jp

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